

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

June 29, 2017

<u>Via E-Mail</u>
Jackie Chang
Chief Financial Officer
Himax Technologies, Inc.
No. 26, Zih Lian Road
Sinshih District
Tainan City 74148
Taiwan, Republic of China

> **Re: Himax Technologies, Inc.**
> **Form 20-F for the Fiscal Year Ended December 31, 2016**
> **Filed April 12, 2017**
> **File No. 0-51847**

Dear Ms. Chang:

We have limited our review of your filing to your contacts with countries that have been identified as state sponsors of terrorism, and we have the following comments. Our review with respect to this issue does not preclude further review by the Assistant Director group with respect to other issues. In our comments, we ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

<u>General</u>

1. On page 54, you identify Samsung Electronics Co. Ltd. as a customer. One of your officers identified Huawei as a customer in your third quarter 2016 conference call and news articles have reported that Huawei is one of your driver integrated circuit customers. According to news articles, Samsung Electronics Co. Ltd. sells smartphones in Syria and Sudan, and Huawei Technologies sells products and services in Syria and Sudan. We note also that Samsung lists Syria and Sudan on its website. Syria and Sudan are designated by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Please describe to us the nature and extent of any past, current, and anticipated contacts with Syria and Sudan, whether

through subsidiaries, affiliates, distributors, resellers, customers, or other direct or indirect arrangements. You should describe any products, components, technology or services you have provided to Syria or Sudan, directly or indirectly, and any agreements, commercial arrangements or other contacts with the governments of those countries or entities they control.

2. Please discuss the materiality of any contacts with Syria or Sudan you describe in response to the comment above, and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

3. Please tell us whether any contacts with Syria and Sudan you describe in response to the comments above involve dual use products and, if so, the nature of the dual uses.

4. On page F-60, you state that Customer A and its affiliates and Customer B and its affiliates each represented 10% or more of your revenues in each of two business segments. Please identify those customers to us.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Jennifer Hardy, Special Counsel, at (202) 551-3767 or me at (202) 551-3470 if you have any questions about the comments or our review.

Sincerely,

/s/ Cecilia Blye

Cecilia Blye, Chief
Office of Global Security Risk

cc: Amanda Ravitz
     Assistant Director